SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.
20549 PRIVATE

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Duckwall-Alco Stores, Inc.

(NAME OF ISSUER)

Common Stock, par value $.01 per share

(TITLE OF CLASS OF SECURITIES)

264142100

(CUSIP NUMBER)

Mr. Robert L. Woodard
Kansas Public Employees
Retirement System
611 South Kansas Avenue, Suite 100
Topeka, KS  66603-3803
(785) 296-6666

Mr.  William J. Morgan
Pacholder Associates, Inc.
8044 Montgomery Road,
Suite 382
Cincinnati, OH  45236
(513) 985-3200

Mr. Brian P. Murphy
Portfolio Advisors, LLC.
9 Old Kings Highway South
P.O. Box 1224
Darien, CT 06820
(203) 662-3459
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)
August 27, 1998
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box Check the following box if a fee is being paid with this statement


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Kansas Public Employees Retirement System; IRS Tax ID
     #48-0944170
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) X     (b)
3.   SEC USE ONLY
4.   SOURCE OF FUNDS*
     00
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not Applicable
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Kansas
7.   SOLE VOTING POWER
     672,000
8.   SHARED VOTING POWER
     None
9.   SOLE DISPOSITIVE POWER
     672,000
10.  SHARED DISPOSITIVE POWER
     None
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     672,000
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES
     CERTAIN SHARES*
     Not Applicable
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.2%
14.  TYPE OF REPORTING PERSON*
     EP
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     K.D.F. a Massachusetts Nominee Partnership; IRS Tax ID
     #48-0930440
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) X     (b)
3.   SEC USE ONLY
4.   SOURCE OF FUNDS*
     00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not Applicable
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Massachusetts
7.   SOLE VOTING POWER
     None
8.   SHARED VOTING POWER
     None
9.   SOLE DISPOSITIVE POWER
     None
10.  SHARED DISPOSITIVE POWER
     None
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     None
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     Not Applicable
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
14.  TYPE OF REPORTING PERSON*
      PN
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Pacholder Associates, Inc.; IRS Tax ID #31-1089398
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) X   (b)
3.   SEC USE ONLY
4.   SOURCE OF FUNDS*
     00
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not Applicable
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
7.   SOLE VOTING POWER
     None
8.   SHARED VOTING POWER
     None
9.   SOLE DISPOSITIVE POWER
     None
10.  SHARED DISPOSITIVE POWER
     None
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     None
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     Not Applicable
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
14.  TYPE OF REPORTING PERSON*
     IA, CO

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Portfolio Advisors, LLC.; IRS Tax ID #06-1487853
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) X     (b)
3.   SEC USE ONLY
4.   SOURCE OF FUNDS*
     00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not Applicable
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
7.   SOLE VOTING POWER
     None
8.   SHARED VOTING POWER
     None
9.   SOLE DISPOSITIVE POWER
     None
10.  SHARED DISPOSITIVE POWER
     None
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     None
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     Not Applicable
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
14.  TYPE OF REPORTING PERSON*
     IA, CO
     This Amendment No. 6 to Schedule 13D is a joint filing by the Kansas Public Employees Retirement System ("KPERS"),
K.D.F, a Massachusetts Nominee Partnership ("KDF"),
Pacholder Associates, Inc. ("PAI") and Portfolio Advisors,
LLC. ("Portfolio"). This filing is an amendment to previous joint filings by KPERS, KDF, PAI and Portfolio.

Item 1.   Security and Issuer
This Schedule 13D relates to the common stock of Duckwall-
Alco Stores, Inc. (the "Company"), par value $.01 per share. The address of the Company's principal office is 401 Cottage Street, Abilene, Kansas 67410.

Item 2.   Identity and Background
      (a-c,f)  This Schedule 13D is filed by KPERS, KDF,
PAI and Portfolio.   KPERS is an instrumentality of the
State of Kansas with a business address of 611 South Kansas
Avenue, Suite 100, Topeka, KS 66603-3803.  KPERS is an
umbrella organization which administers funds for members
of participating public employers to provide for their
retirement, death or termination of employment.  KDF is a
nominee partnership, acting by and on behalf of KPERS as
its nominee.  KDF's address is c/o Mellon Trust, One Cabot
Road, Medford, MA  02155.  The business address of KDF's
partners is the same as that of KDF.   PAI is a corporation
organized under the laws of the State of Ohio and its business address is Bank One Towers, 8044 Montgomery Road,
Suite 382, Cincinnati, OH 45236. PAI is engaged in business as a registered investment advisor. Portfolio is a limited liability company organized under the laws of the State of Delaware and its business address is 9 Old Kings
Highway South, P.O.  Box 1224, Darien, CT 06820-1223.
Portfolio is engaged in business to render investment advisory services.
     Effective as of August 27, 1998, PAI and Portfolio will no longer be responsible for managing KPERS' investment in the Company and will no longer have shared voting and dispositive power over securities beneficially owned by KPERS and held of record by KDF, a nominee also without dispositive powers.
      (d) During the last five years neither KPERS, KDF, PAI and Portfolio, nor any of their officers, partners, directors or trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years neither KPERS, KDF, PAI nor Portfolio, nor any of their officers, partners, directors or trustees were a party to a civil proceeding as a result of which a judgment or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.   Source and Amounts of Funds and Other
Consideration
     No funds have been used in the acquisition of beneficial ownership by the parties since the reorganization on May 29, 1991 (see Item 4 below).

Item 4.   Purpose of Transaction
     The common shares which are the subject of this filing are deemed to be held by a "controlling person", as defined by the Securities Act of 1933. As such, limited public market sales may occur pursuant to Rule 144, and as a result, from time to time KPERS may elect to dispose of securities of the Company pursuant to the restrictions of Rule 144. Any determinations of sale will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to KPERS, general economic, monetary and stock market conditions, and other applicable business and legal considerations.
     With the recent sale of 200,000 common shares which was completed on August 3, 1998, KPERS' ownership percentage was reduced to 13.2% of all issued and outstanding common shares. As a result of the decrease of its ownership position, KPERS now holds one seat on the Company's Board of Directors, although this seat is not of right.
     Except as mentioned above, KPERS has no plans or proposals which relate to or would result in any of the following:
       (a)  The acquisition or disposition of the
securities of the Company;
       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
       (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
       (e)  Any material change in the present
capitalization or dividend policy of the Company
       (f) Any other material change in the Company's business or corporate structure;
       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issues by any person;
       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
       (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company
     (a) Currently, KPERS beneficially owns 672,000 common shares, or 13.2% of all issued and outstanding common shares.
     (b) KPERS has the sole power (i) to cause KDF to dispose of the 672,000 common shares; and (ii) to vote any common shares currently owned.
     (c)  None
     (d)  None
     (e)  None
Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer
None


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     KANSAS PUBLIC EMPLOYEES
     RETIREMENT SYSTEM

     August 28, 1998
     Date

     /s/Robert L. Woodard
     Signature

     Chief Investment Officer
     Title


     KDF, A MASSACHUSETTS NOMINEE
       PARTNERSHIP

     August 28, 1998
     Date

     /s/Maria Serra
     Signature

     General Partner
     Title


     PACHOLDER ASSOCIATES, INC.

     August 28, 1998
     Date

     /s/William J. Morgan
     Signature

     President
     Title


     PORTFOLIO ADVISORS, LLC.

     August 28, 1998
     Date

     /s/Brian P. Murphy Signature

     Managing Director
     Title

DCN:  98581136





DUCKWAL3.LAK (08/26/98)




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